

SECURITIES AND EXCHANGE COMMISSION

07002692

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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III



RECEIVED
PROCESSING
FEB 2 8 2007


| SEC FILE NUMBER |
|---|
| 8- 66625 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Banco do Brasil Securities LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Fifth Avenue, 3rd Floor
(No. and Street)

| New York | New York | 10020 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ricardo Paranhos Goncalves, Managing Director 212-626-7206
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

| 345 Park Avenue | New York | New York | 10154 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 07 2007
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Ricardo Paranhos Goncalves, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Banco do Brasil Securities LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JAKOV GRBIC
Notary Public, State of New York
No. 01GR5020164
Qualified in Queens County
Certificate Filed in New York County
Commission Expires Nov. 8, 20__



Signature

Managing Director
Title



Notary Public

STATE OF NEW YORK
County of New York
Sworn to and subscribed before me
this 26 day of FEB., 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



# BANCO DO BRASIL SECURITIES LLC

Financial Statements and Schedules

December 31, 2006

(With Independent Auditors' Report Thereon)

## BANCO DO BRASIL SECURITIES LLC

### Table of Contents



**KPMG LLP**
345 Park Avenue
New York, NY 10154

**Independent Auditors' Report**

The Board of Directors and Stockholder
Banco do Brasil Securities LLC:

We have audited the accompanying statement of financial condition of Banco do Brasil Securities LLC (the Company) as of December 31, 2006, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented by management for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 26, 2007

**BANCO DO BRASIL SECURITIES LLC**

Statement of Financial Condition

December 31, 2006

| | | |
|---|---|---|
| **Assets:** | | |
| Cash and cash equivalents | $ | 4,353 |
| Securities owned, at fair value ($1,987,201 held at clearing broker) | | 2,162,201 |
| Securities on deposit, at clearing broker, at fair value | | 103,614 |
| Due from securities broker | | 5,795 |
| Other assets | | 15,373 |
| Total assets | $ | 2,291,336 |
| **Liabilities and Member's Equity:** | | |
| Liabilities: | | |
| Accrued expenses | $ | 80,761 |
| Total liabilities | | 80,761 |
| Member's equity | | 2,210,575 |
| Total liabilities and member's equity | $ | 2,291,336 |

See accompanying notes to financial statements.

**BANCO DO BRASIL SECURITIES LLC**

Statement of Operations

Year ended December 31, 2006

| | | |
|---|---|---|
| **Revenues:** | | |
| Commissions | $ | 173,870 |
| Interest | | 135,403 |
| Other | | (7,879) |
| Total revenues | | 301,394 |
| **Expenses:** | | |
| Employee compensation and benefits | | 782,547 |
| Occupancy, equipment and communication | | 202,544 |
| Brokerage expenses | | 63,478 |
| Professional fees | | 108,912 |
| Travel expense, meals and entertainment | | 47,956 |
| Other | | 32,303 |
| Total expenses | | 1,237,740 |
| Net loss | $ | (936,346) |

See accompanying notes to financial statements.

**BANCO DO BRASIL SECURITIES LLC**

Statement of Changes in Member's Equity

Year ended December 31, 2006

| | | |
|---|---|---|
| **Balance at December 31, 2005** | $ | 3,146,921 |
| Net loss | | (936,346) |
| **Balance at December 31, 2006** | $ | 2,210,575 |

See accompanying notes to financial statements.

**BANCO DO BRASIL SECURITIES LLC**

Statement of Cash Flows

Year ended December 31, 2006

| | | |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net loss | $ | (936,346) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| (Increase) decrease in operating assets: | | |
| Securities owned, at fair value | | 942,950 |
| Securities on deposit, at clearing broker, at fair value | | (1,738) |
| Due from securities broker | | (5,795) |
| Other assets | | (15,373) |
| Increase (decrease) in operating liabilities: | | |
| Payable to affiliate | | (5,050) |
| Accrued expenses | | 21,012 |
| Net cash used in operating activities | | (340) |
| **Cash:** | | |
| Beginning of year | | 4,693 |
| End of year | $ | 4,353 |

See accompanying notes to financial statements.

## (1) Organization and Business

Banco do Brasil Securities LLC (the Company), a New York Limited Liability Company, is a wholly owned subsidiary, of Banco do Brasil S.A. (the Parent), a banking corporation incorporated under the laws of the Federative Republic of Brazil.

The Company was initially formed as BB Leasing Services LLC in 1995. The Company changed its present name (Banco do Brasil Securities LLC) on April 2, 2004 and became a registered broker dealer on March 3, 2005. The Company commenced its broker dealer operations on March 3, 2005.

The Company is registered with the U.S. Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD) and National Futures Association (NFA) as an introducing broker dealer. The principal business of the Company is to act as a broker-dealer in the execution of Brazilian securities transactions with U.S. investors and, at the same time, act as an agent for the Parent's Brazilian customer base investing in the US capital markets. It has obtained necessary approvals to act as an introducing broker in securities, commodities, futures and options.

The Company clears all transactions with and for customers on a fully disclosed basis through a clearing firm. The Company does not accept customer funds and securities, but has advised customers to transmit all such transactions to the clearing broker. The clearing broker carries all accounts for customers.

## (2) Summary of Significant Accounting Policies

The financial statements of the Company have been prepared on the accrual basis of accounting and reflect the following significant accounting policies:

### *(a) Cash and Cash Equivalents*

Cash and cash equivalents consist of cash and highly liquid investments with original maturities of three months or less, held at a major financial institution.

### *(b) Securities Transactions and Revenue Recognition*

Transactions in securities and related revenues and expenses are recorded on a trade date basis. The Company does not enter into securities transactions on a proprietary basis.

### *(c) Securities Owned at Fair Value*

As at December 31, 2006, securities owned consisted of $1,987,201 of U.S. Treasury bills held at clearing broker and $175,000 of time deposit held at the New York branch of the Parent (the Branch). Net realized and unrealized gains or losses on securities held as deposits are reflected within operating income in statements of operations. U.S. Treasury bills are carried at fair value, based on dealer quotes. The time deposit is carried at cost plus accrued interest and as the CD is short term, this amount approximates to fair value.

*(d) Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

## (3) Related Party Transactions

Commission income of $132,314 in 2006 was generated through transactions with the affiliated entities based upon mark-ups on securities transactions. Commissions are recorded as earned.

Service agreements are in place with the Branch for the provision of payroll, administration, occupancy, equipment and communication services. The Branch allocated to the Company $117,713 during the year 2006 for such services.

## (4) Income Taxes

The Company is a single-member LLC and is included in the federal tax return of Banco do Brasil S.A. – New York Branch. Income tax for the year ended December 31, 2006 has been determined in accordance with Financial Accounting Standards Board Statement No. 109.

The Company records a deferred tax asset relating to the unused net operating loss carry-forward. The net operating losses will begin to expire in 2009. The deferred tax asset is subject to reduction by valuation allowance if, based on a review of available evidence, it is more likely than not that some or all of the deferred tax asset will not be realized. Based upon management's estimate and evaluation, the deferred tax asset as of December 31, 2006 is approximately $810,731, offset by a valuation allowance of $810,731.

## (5) Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $45,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2006, the Company had net capital of $1,870,331, which was $1,825,331 in excess of the amount required of $45,000.

## (6) Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, *Disclosure About Fair Value of Financial Instruments*, requires the disclosure of the fair value of financial instruments, substantially all of the Company's assets and liabilities are considered financial instruments as defined by SFAS No. 107 and are either already carried at fair value or are short term in nature, bear interest at current market rates or are subject to frequent repricing. Therefore, their carrying amounts approximate their fair value.

## (7) Financial Instruments with Off-Balance-sheet Risk and Concentration of Credit Risk

In the normal course of business, securities transactions of customers of the Company are introduced and cleared through a correspondent clearing broker. Pursuant to an agreement between the Company and its clearing Broker, the clearing Broker has the right to charge the Company for unsecured losses that result in

the event that a customer or counterparty is unable to fulfill its contractual obligations. The Company has a policy of reviewing as considered necessary the credit standing of each counterparty and customer with which it conducts business.

## (8) Risk Management

### *(a) Market Risk*

The Company is not involved in proprietary trading, nor does it maintain any trading positions. Securities owned at fair value by the Company are maintained in U.S. treasury bills.

### *(b) Credit Risk in Client Activities*

Counterparties to the Company's activities are primarily financial institutions, including brokers and dealers, banks, Banco do Brasil affiliates, and institutional clients.

In the normal course of business, the Company's activities mainly include acting as an agent for the trade execution of fixed income securities. These activities may expose the Company to risk arising from price volatility which can reduce the client's ability to meet their obligations. To the extent clients are unable to meet their commitments to the Company, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The Company's customers' securities transactions are introduced on a fully disclosed basis to its clearing broker. The clearing broker carries all of the accounts of the customers of the Company and is responsible for collection of and payment of funds and receipt and delivery of securities relative to customer transactions. The Company seeks to minimize the risk to settlement through procedures designed to monitor the creditworthiness of its customers and ensure that customer transactions are executed properly by the clearing broker.

The Parent has issued a guarantee in the amount of $50 million to Pershing LLC, the Company's clearing broker to cover settlement risk.

Schedule I

**BANCO DO BRASIL SECURITIES LLC**

Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2006

| | | |
|---|---|---|
| Net capital: | | |
| Total stockholder's equity | $ | 2,210,575 |
| Deductions and or charges: | | |
| Nonallowable assets: | | |
| Certificate of deposit, cash deposits held at the branch and other assets | | 194,726 |
| Excess fidelity bond | | 145,000 |
| Net capital before haircuts | | 1,870,849 |
| Haircuts on securities positions: | | |
| U.S. treasury bills | | 518 |
| Net capital | $ | 1,870,331 |
| Aggregate indebtedness | $ | 80,761 |
| Net capital requirement (greater of $45,000 or 6 2/3% of aggregate indebtedness) | | 45,000 |
| Capital in excess of minimum requirement | $ | 1,825,331 |
| Ratio of aggregate indebtedness to net capital | | 4% |

**Paragraph Pursuant to Rule 17a-5(d)(4)**

There are no material differences between the amounts presented above and the amounts reported in the Company's unaudited Form X-17 A-5 Part IIA FOCUS Report of December 31, 2006 filed on January 2, 2007.

**Schedule II**

**BANCO DO BRASIL SECURITIES LLC**

Computation for Determination of Reserve Requirements and
Information Relating to the Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2006

Exemption under Section (k)(2)(ii) is claimed, as another broker dealer clears all transactions with and for customers on a fully disclosed basis, and the Company does not otherwise hold funds or securities for, or owe money or securities to customers.



**KPMG LLP**
345 Park Avenue
New York, NY 10154

# Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5 and CFTC Regulation 1.16

The Board of Directors and Stockholder
Banco do Brasil Securities LLC:

In planning and performing our audit of the financial statements of Banco do Brasil Securities LLC (the Company) as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), and Regulation 1.16 of the Commodities Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16, in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);

2. Determining compliance with the exemptive provisions of Rule 15c3-3;

3. Making the periodic computations of minimum financial requirements pursuant to Regulation 1.17; and

4. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System;

2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

3. Making the daily computations of the segregation requirement of Section 4d(A)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations; and

4. Making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16 (d) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and the CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's and the CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and Regulation 1.16 of the CFTC in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than the specified parties.

KPMG LLP

February 26, 2007

END